FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

FORBES MEDI-TECH INC.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

made as of April 22, 2008

Between

Forbes Medi-Tech Inc.

and

Computershare Investor Services Inc.

As Rights Agent

 (amending and restating the Shareholder Rights Plan Agreement dated February 9, 1998 as amended and restated as of April 28, 2003)

As Amended and Approved by Shareholders on May 21, 2008

FORBES MEDI-TECH INC.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Table of Contents

1.	INTERPRETATION	2
1.1	Certain Definitions	2
1.2	Currency	15
1.3	Number and Gender	15
1.4	Sections and Headings	15
1.5	Statutory References	15
1.6	Acting Jointly or in Concert	15
2.	THE RIGHTS	15
2.1	Legend on Certificates	15
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	16
2.3	Adjustments to Exercise Price; Number of Rights	19
2.4	Date on which Exercise is Effective	25
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	25
2.6	Registration, Registration of Transfer and Exchange	26
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	26
2.8	Persons Deemed Owners	27
2.9	Delivery and Cancellation of Certificates	27
2.10	Agreement of Rights Holders	28
2.11	Rights Certificate Holder Not Deemed a Shareholder	28
3.	ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS	29
3.1	Flip-in Event	29
4.	THE RIGHTS AGENT	31
4.1	General	31
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	32
4.3	Duties of Rights Agent	33
4.4	Change of Rights Agent	34
4.5	Compliance with Money Laundering Legislation	35
4.6	Privacy Provision	35

5.	MISCELLANEOUS	36
5.1	Redemption and Waiver	36
5.2	Rights upon Exercise or Conversion of Convertible Securities	37
5.3	Expiration	37
5.4	Issuance of New Rights Certificates	37
5.5	Supplements and Amendments	37
5.6	Fractional Rights and Fractional Shares	39
5.7	Rights of Action	39

5.8	Holder of Rights Not Deemed a Shareholder	40
5.9	Notice of Proposed Actions	40
5.10	Notices	40
5.11	Costs of Enforcement	41
5.12	Regulatory Approvals	41
5.13	Other Jurisdictions	41
5.14	Successors	42
5.15	Benefits of this Agreement	42
5.16	Governing Law	42
5.17	Counterparts	42
5.18	Severability	42
5.19	Effective Date	42
5.20	Time of the Essence	43
5.21	Shareholder Review	43
5.22	Determinations and Actions by the Board of Directors	43

Exhibit A – Form of Rights Certificate
Exhibit 1 – Form of Election to Exercise
Exhibit 2 – Form of Assignment

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN made as of April 22, 2008,

BETWEEN:

FORBES MEDI-TECH INC., a corporation incorporated under the laws of the Province of British Columbia, having an office at Suite 250, 750 West Pender Street, Vancouver, BC, V6C 2T8

(the “Corporation”)

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a corporation incorporated under the laws of Canada, having an office at 510 Burrard Street, 3rd Floor, Vancouver BC, V6C 3B9

(the “Rights Agent”)

WITNESSES THAT WHEREAS:

A.

The Board of Directors has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer for the Corporation;

B.

In order to implement the Rights Plan the Board of Directors has:

(i)

authorized and declared, subject to the approval of applicable regulatory authorities, the issuance of one right (a “Right”), effective at the Record Time, in respect of each Voting Share outstanding at that time and each Voting Share issuable upon the exercise or conversion of Convertible Securities outstanding at that time, and

(ii)

authorized, subject to the approval of applicable regulatory authorities, the issuance of one Right in respect of each Voting Share and each Voting Share issuable upon the exercise or conversion of Convertible Securities, issued in either case after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

C.

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

D.

The Rights Plan was originally entered into by Forbes Medi-Tech Inc. and Pacific Corporate Trust Company as of February 9, 1998 and was amended and restated on April 28, 2003;

E.

The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein; and

F.

The Board of Directors of the Corporation has determined that it is advisable to continue the Rights Plan as amended and restated by this Agreement effective April 22, 2008;

Now therefore in consideration of the premises and their respective agreements set forth herein, the parties hereby agree as follows;

1.

INTERPRETATION

1.1

Certain Definitions

For purposes of this Agreement, including the recitals thereto, the following terms have the meanings indicated:

(a)

“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, but does not include:

(i)

the Corporation, any Subsidiary of the Corporation or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the, benefit of employees of the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or a combination of:

(A)

a Voting Share Reduction;

(B)

a Permitted Bid Acquisition;

(C)

an Exempt Acquisition;

(D)

a Pro Rata Acquisition;

(E)

a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or a combination of Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1.00% of the number of Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition) then, as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)

for the period of 10 days after the first date of public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Takeover Bid or any plan or proposal relating thereto or resulting therein including, without limitation, a report filed pursuant to Section 111 of the Securities Act, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f)(5) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, has made, proposes or intends to make or is participating in a Takeover Bid or any plan or proposal relating thereto or resulting therein, either alone or by acting jointly or in concert with any other Person; or

(iv)

an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Corporation.

(b)

“Adjusted Exercise Price” means the price at which a holder may purchase the securities issuable upon exercise of Rights pursuant to the terms of Clause 3.1(a)(ii) which, until adjustment thereof in accordance with the terms hereof, shall be equal to the Exercise Price multiplied by a fraction in which:

(i)

the numerator is the number of Common Shares per Right that may be purchased pursuant to Clause 3.1(a)(ii); and

(ii)

the denominator is the number of Common Shares per Right that could have been purchased pursuant to Clause 3.1(a)(i) in the event that there had been sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Clause 3.1(b)(ii)) to purchase the number of

Common Shares to which they would have been entitled under Clause 3.1(a)(i).

 (c)

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person, whether directly or indirectly, and whether through share ownership, a trust, a contract or otherwise.

(d)

“annual cash dividend” means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years, and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year.

(e)

“Associate”, when used to indicate a relationship with a specified Person, means a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(f)

A Person is deemed the “Beneficial Owner” and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)

any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion exercise or exchange or purchase of a right attaching to a Convertible Security, other security, warrant or option (other than the Rights) to purchase a Voting Share; or

 (iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) and (ii) by any other Person with whom such Person, or any of such Person’s Affiliates, is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)

because the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement or such security has been deposited or tendered pursuant to a Takeover Bid made by such Person or any of such Person’s Affiliates or Associates until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

(v)

because such Person, or any of such Persons’ Affiliates or Associates or any other Person acting with such Person holds such security, provided that:

(A)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which, without limitation, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts on behalf of a client by a broker or dealer registered under applicable securities laws (a “Client”);

(B)

such Person is (1) the manager or trustee (the “Fund Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the securities laws of the United States and such security is held in the ordinary course of business in the performance of the Fund Manager’s duties with respect to the Mutual Fund, or (2) a Mutual Fund;

(C)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or Other Accounts;

(D)

such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(E)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof or is a Plan;

(F)

such Person (the “Crown Agent”) is a crown agent or agency;

provided that the Investment Manager, the Fund Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making, or has not announced a current intention to make, a Takeover Bid alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares, Convertible Securities or other securities (x) pursuant to a distribution by the Corporation, (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market;

(vi)

because such Person is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)

where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan;

(viii)

where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depository; or

(ix)

held for or pursuant to the terms of any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation.

For purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all Voting Shares as to which such Person is deemed the Beneficial Owner, including without limiting the generality of the foregoing, all Voting Shares into which the Convertible Securities as to which such Person is or is deemed to be the Beneficial Owner are convertible or exchangeable, shall be deemed outstanding.

(g)

“Board of Directors” means the board of directors of the Corporation or any duly constituted and empowered committee thereof.

(h)

“Business Corporations Act (British Columbia)” means the Business Corporations Act (British Columbia), as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(i)

“Business Day” means any day other than a Saturday, Sunday or a day on which chartered banks in the City of Vancouver are authorized or obliged by law to close.

(j)

“Close of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Voting Shares in the City of Vancouver (or, after the Separation Time, the office of the Rights Agent in the City of Vancouver), is closed to the public.

(k)

“Common Shares” means the Common Shares in the capital of the Corporation and “Common Shares”, when used with reference to any Person other than the Corporation, means the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons that ultimately control such first-mentioned other Person.

(l)

“Competing Permitted Bid” means a Takeover Bid that:

(i)

is made after a Permitted Bid has been made but prior to the expiry of such Permitted Bid;

(ii)

satisfies all of the conditions of the definition of Permitted Bid subject to Clause 1.1(a)(iii) below; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no securities will be taken up and paid for pursuant to the Takeover Bid prior to the Close of Business on a date which is not earlier than the later of (1) 35 days (or such longer minimum period of days that a take-over bid must remain open for acceptance under the Securities Act (British Columbia)) after the date of the Takeover Bid and (2) the 60th day following the date of the earliest Permitted Bid.

(m)

“controlled” a corporation is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such company;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

(n)

“Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition.

(o)

“Convertible Securities” means securities that are or may be, whether or not on conditions, convertible into or exchangeable for Voting Shares, directly or indirectly, or that carry the right or obligation to acquire Voting Shares.

(p)

“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(q)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities and/or holders of securities of a Subsidiary of the Corporation, where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of shares of any class of the Corporation;

(ii)

proceeds of redemption of shares of the Corporation;

(iii)

interest paid on evidences of indebtedness of the Corporation; or

(iv)

optional cash payments;

be applied to the purchase from the Corporation of Voting Shares.

(r)

“Election to Exercise” has the meaning attributed thereto in Clause 2.2(d)(ii).

(s)

“Exempt Acquisition” means a share issuance out of the treasury of the Corporation or an acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(d) or 5.1(e).

(t)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable, upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $40.00.

(u)

“Expiration Time” means the earlier of (i) the Termination Time, and (ii) the Close of Business on the date on which the 2008 annual meeting of shareholders of the Corporation is held provided, however, that if the resolution referred to in Section 5.21 is approved by the Independent Shareholders in accordance with Section 5.21 at such annual meeting then “Expiration Time” means the earlier of (x) the Termination Time and (y) the Close of Business on the twentieth anniversary of the date of this Agreement.

(v)

“Flip-in Event” means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(w)

“Independent Shareholders” shall mean holders of outstanding Voting Shares or Convertible Securities of the Corporation excluding (i) any Acquiring Person; or (ii) any Person (other than a Person referred to in Clauses (v), (vi), (vii), (viii) or (ix) of Subsection 1.1(f)) that is making or has announced a current intention to make a Takeover Bid for securities of the Corporation (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Takeover Bid so announced or made by such Person has been withdrawn, terminated or, expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in Clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in Clause (ii); or (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares or Convertible Securities are to be tendered to a Takeover Bid.

(x)

“Market Price” per security of any securities on any date of determination means the weighted average price per security (determined as described below) for the 20 consecutive Trading Days (the “Period”) through and including the Trading Day two trading days preceding such date; provided, however, that if any of the events described in Section 2.3 hereof shall have caused the prices per security used to determine the Market Price on any Trading Day not to be fully comparable with the price per security on the Trading Day immediately preceding such date of determination each such price per security so used shall be appropriately adjusted in the manner provided for in Section 2.3 in order to make it fully comparable with the price per security on the Trading Day immediately preceding such date of determination. The weighted average price per security of any securities on any date shall be:

(i)

determined by dividing the aggregate value of securities sold on the Toronto Stock Exchange or, if the securities are not listed thereon, on such stock exchange on which the securities are then listed (as may be selected for such purpose by the directors of the Corporation) or; if the securities are not then listed on any stock exchange, then on the over-the-counter market on which the securities are then traded, during the Period by the aggregate volume of securities sold during the Period; and

(ii)

provided, however, that if for any reason there is no market for the securities during the Period, the Market Price shall be as determined by the Board of Directors, after consultation with an internationally recognized investment dealer or investment banker.

(y)

“Offer to Acquire” includes;

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares or Convertible Securities, or a public announcement of an intention to make such an offer or solicitation; and

(ii)

an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(z)

“Offeror” means a Person who has announced an intention to make, or who has made, a Takeover Bid.

(aa)

“Offeror’s Securities” means the aggregate of the Voting Shares and Convertible Securities Beneficially Owned on the date of a Takeover Bid by an Offeror.

(bb)

“Opening of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Voting Shares in the City of Vancouver (or, after the Separation Time, the office of the Rights Agent in the City of Vancouver), is open to the public.

(cc)

“Permitted Bid” means a Takeover Bid made by a Person by means of a Takeover Bid circular and which also complies with the following additional provisions:

(i)

the Takeover Bid is made to all holders of record of Voting Shares, other than the Offeror, on identical terms;

(ii)

the Takeover Bid shall contain, and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Takeover Bid prior to the close of business on a date which is not less than 60 days following the date of the Takeover Bid;

(iii)

the Takeover Bid shall contain irrevocable and unqualified provisions that, unless the Takeover Bid is withdrawn, Voting Shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and that all Voting Shares deposited pursuant to the Takeover Bid may be withdrawn at any time prior to the close of business on such date;

(iv)

the Takeover Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Takeover Bid, must be deposited to the Takeover Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(v)

the Takeover Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Takeover Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Takeover Bid, the Offeror will make a public announcement of that fact and the Takeover Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided that if a Takeover Bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid.

(dd)

“Permitted Bid Acquisition” means a share acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ee)

“Permitted Lock-up Agreement” means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement)  who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Takeover Bid or to any Takeover Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid”), where the agreement:

(i)

(A)

permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Takeover Bid or to support another transaction that contains an offering price for each Voting Share that exceeds, or provides a value for each Voting Share that is greater than, the offering price contained or proposed to be contained in the Lock-up Bid;

(B)

permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Takeover Bid or to support another transaction that contains an offering price for each Voting Share that exceeds, or provides a value for each Voting Share that is greater than, the offering price contained in or proposed to be contained in, the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the offering price that is contained or proposed to be contained in the Lock-up Bid; or

(C)

permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Takeover Bid for a number of Voting Shares at least 7% greater than the number of Voting Shares that were the subject of the Lock-up Bid at a price that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(ii)

does not provide for any “break-up fees”, “top-up fees”, penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person under the Takeover Bid or one-half of the increased price or value that is paid pursuant to another Takeover Bid or transaction, whichever is the greater, in the event that the Locked-up Person fails to tender Voting Shares pursuant thereto in order to accept the other Takeover Bid or support another transaction;

and for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Takeover Bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Takeover Bid or transaction.

(ff)

“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, company or other incorporated or unincorporated organization.

(gg)

“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to (w) any Dividend Reinvestment Acquisition, Dividend Reinvestment Plan or share purchase plan of the Corporation (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law), (x) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares or Convertible Securities of the same class or series, (y) the acquisition or exercise of rights to purchase Voting Shares or Convertible Securities distributed to all holders of Voting Shares or Convertible Securities pursuant to a rights offering (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law), (z) a distribution to the public of Voting Shares, or Convertible Securities made pursuant to a prospectus or by way of a private placement completed in accordance with applicable securities legislation; provided, however, in the case of an acquisition referred to in Subclause (z), such acquisition is made for such number of Voting Shares or Convertible Securities or of such securities as is necessary for such Person to maintain the percentage of Voting Shares and Convertible Securities, as the case maybe, that such Person held immediately prior to the announcement of such distribution to the public or private placement.

(hh)

“Record Time” means the Opening of Business on February 9, 1998.

(ii)

“Redemption Price” has the meaning attributed thereto in Subsection 5.1(a).

(jj)

“Rights Certificate” means the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A.

(kk)

“Securities Act” means the Securities Act (British Columbia), as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(ll)

“Separation Time” means the Close of Business on the tenth Business Day after the earlier of:

(i)

the Stock Acquisition Date; and

(ii)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Takeover Bid (other than a Permitted Bid, so long as such Takeover Bid continues to satisfy the requirements of a Permitted Bid);

or such earlier or later date as may from time to time be determined by the Board of Directors, provided that if any such Takeover Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of this Subsection 1.1(ll)(ii), never to have been made.

(mm)

“Stock Acquisition Date” means the first date of public announcement (which for purposes of this definition includes, without limitation, a report filed pursuant to Section 111 of the Securities Act) of facts indicating that a Person has become an Acquiring Person.

(nn)

“Subsidiary” of any specified Person means any Corporation or other entity of which a majority of the voting power of the equity securities or a majority of the equity interest is Beneficially Owned, directly or indirectly, by such Person.

(oo)

“Takeover Bid” means an Offer to Acquire Voting Shares or Convertible Securities where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into which the Convertible Securities subject to the Offer to Acquire are convertible or exchangeable, together with the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(pp)

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(c).

(qq)

“Trading Day”, when used with respect to any securities, means any day on which the principal securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(rr)

“Voting Shares” means the Common Shares of the Corporation and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of directors and “voting shares”, when used with reference to any Person other than the Corporation, means Common Shares of such other Person and any other shares of capital stock or voting interests of such other Person entitled to vote generally in the election of the directors of such other Person. For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be, and be deemed to be, the product determined by the formula;

100 x

A

B

where:

A = the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person, including without limitation the Voting Shares into which the Convertible Securities Beneficially Owned by such Person are convertible or exchangeable; and

B = the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where such Person is deemed to Beneficially Own unissued Voting Shares, such unissued Voting Shares Beneficially Owned by such person shall be deemed to be outstanding for the purpose of both A and B above.

(ss)

“Voting Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4

Sections and Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Subsections, Clauses and Subclauses are to Articles, Sections, Subsections, Clauses and Subclauses of this Agreement.

1.5

Statutory References

Unless the context otherwise requires, any reference herein to a specific Section, Subsection, Clause or Rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6

Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Voting Shares of the Corporation (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (B) pursuant to a pledge of securities in the ordinary course of business).

2.

THE RIGHTS

2.1

Legend on Certificates

(a)

Certificates for Voting Shares and Convertible Securities issued after the Record Time but prior to the earlier of (i) the Separation Time and (ii) the Expiration Time shall, subject to Subsection 2.3(e), also evidence one Right for each Voting Share represented thereby or issuable upon the exercise or conversion thereof and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (as defined in the Rights Plan referred to below), this certificate also evidences and entitles the holder hereof to certain rights (the “Rights”) as set forth in the Amended and Restated Shareholder Rights Plan Agreement made as of April 22, 2008 (amending and restating the Shareholder Rights Plan Agreement made as of February 9, 1998 and as amended and restated as of April 28, 2003), as such may be from time to time amended, restated, varied or replaced (the “Rights Plan”), between Forbes Medi-Tech Inc. (the “Corporation”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the records office of the Corporation. Under certain circumstances, as set forth in the Rights Plan, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Plan, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail, or arrange for the mailing of, a copy of the Rights Plan to the holder of this certificate without charge promptly after the receipt of a written request therefor.”

(b)

Certificates representing Voting Shares and Convertible Securities that are issued and outstanding at the Record Time shall evidence one Right for each Voting Share evidenced thereby or issuable upon the exercise or conversion thereof, notwithstanding the absence of the foregoing legend, until the earlier of (i) the Separation Time and (ii) the Expiration Time.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below).  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)

Until the Separation Time:

(i)

the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Voting Share or Convertible Security registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share or Convertible Security.

(c)

From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights shall be exercisable; and

(ii)

the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time the Corporation will prepare and the Rights Agent will mail to each holder of record of Voting Shares and Convertible Securities as of the Separation Time, (other than an Acquiring Person and any Person whose Rights are or become null and void pursuant to Subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a “Nominee”), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose),

(A)

a Rights Certificate in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and

(B)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Voting Shares and Convertible Securities held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Voting Shares and Convertible Securities which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

(d)

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

 (iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from a transfer agent for certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of such certificates referred to in Clause 2.2(e)(i), deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of the Rights Certificate; and

(v)

tender to the Corporation all payments received on exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)

The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act (British Columbia), the Securities Act, or comparable legislation of each of the provinces of Canada or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded prior to the Stock Acquisition Date;

(iv)

pay when due and payable, if applicable, any and all federal and provincial transfer taxes (for greater certainty not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3

Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any Dividend Reinvestment Plan;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of, or in exchange for existing Common Shares, except as otherwise provided this Section 2.3;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below.  Any adjustment pursuant to Subsections 2.3(a), (b), (c) and (e) hereof shall be made successively whenever an event referred to herein shall occur, subject to the other subsections of this Section 2.3.  If an event occurs which would require an adjustment under both this Section 2.3 and Clause 3.1(a)(ii), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Clause 3.1(a)(ii).

If the Exercise Price and number of Rights outstanding are to be adjusted,

(A)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(B)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result of such dividend, subdivision, charge, consolidation or issuance.

If the shares purchasable upon exercise of Rights are to be adjusted, the shares purchasable upon exercise of each Right after such adjustment will be the shares of capital stock that a holder of the shares purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.  If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clauses 2.3(a)(i) to (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction  referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the Certificate representing such associated Common Share.

(b)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options, or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise  price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Corporation, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.

Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Clause 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1.00% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Clauses 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchaseable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsection 5.5(b) or (c), and the Corporation and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.  The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the Adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(j)

If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing Subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k)

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)

prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)

file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii)

cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4

Date on which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, President or one of its Vice-Presidents and by its Secretary or one of its Assistant Secretary, under its corporate seal reproduced thereon.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(d)

Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Registration of Transfer and Exchange

(a)

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsections 2.6(c), 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)

The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and any of the agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8

Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such relevant share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Corporation and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Share).

2.9

Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10

Agreement of Rights Holders

Every holder of Rights by accepting a Right consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)

to bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

that after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice or knowledge except as required by statute or by order of a court of competent jurisdiction to the contrary;

(e)

that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein); and

(f)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

3.

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1

Flip-in Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then:

(i)

each Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred); and

 (ii)

in the event that there are insufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Clause 3.1(b)(ii)) to purchase from the Corporation that number of Shares per Right provided for in Clause 3.1(a)(i), then until such time as holders of Common Shares approve an increase in the Corporation’s authorized capital such that there are sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Clause 3.1(b)(ii)) to purchase from the Corporation that number of Shares per Right provided for in Clause 3.1(a)(i), each whole Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares that is equal to one Common Share multiplied by the Expansion Factor for an amount in cash equal to the Adjusted Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

 (c)

From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act (British Columbia), the Securities Act and the securities laws or comparable legislation in each of the provinces of Canada in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that would represent Rights Beneficially Owned by a Person described in Clause 3.1(b)(i) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the amended and restated Shareholder Rights Plan Agreement Made As Of April 22, 2008, amending and restating the Shareholder Rights Plan Agreement made as of February 9, 1998 and as amended and restated as of April 28, 2003) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

4.

THE RIGHTS AGENT

4.1

General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable.  In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agent and co-Rights Agents shall be as the Corporation may determine.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for shares, Rights Certificates, certificate for other securities of the Corporation, instrument of assignment of transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

(d)

The Rights Agent may retain any cash balance held in connection with this Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Rights Agent and its Affiliates shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate, if any, established from time to time by the Rights Agent or its Affiliates.

4.2

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the counter signature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

 (b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation, and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)

Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)

The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

 (e)

The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof and Clause 3.1(a)(ii) or responsible for the manner, method or amount of any such adjustment or the ascertainment of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 and Clause 3.1(a)(ii) describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Share to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and nonassessable.

(f)

The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performance by the Rights Agent of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President, any Vice President, the Secretary or any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

(h)

The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised by the Rights Agent in the selection and continued employment thereof.

4.4

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing, mailed or faxed, to the Corporation and to each transfer agent of Shares by registered or certified mail or facsimile in accordance with Section 5.10.  The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail or facsimile, and to the holders of the Rights in accordance with Section 5.10.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.10.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5

Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6

Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.

MISCELLANEOUS

5.1

Redemption and Waiver

(a)

Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsections 5.5(a) or (c), the Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 and Clause 3.1(a)(ii) in the event that an event of the type analogous to any of the events described in Section 2.3 and Clause 3.1(a)(ii) shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)

If an Offeror successfully completes a Permitted Bid, the Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the Expiry Date of the Permitted Bid.

(c)

If the Board of Directors elects to or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon without further action and without notice terminate and the only right thereafter of the holder of a Right shall be to receive the Redemption Price. Within 10 days of the Board of Directors electing or being deemed to have elected to redeem the Rights, the Corporation shall give notice of such redemption to the holders of the then outstanding Rights. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(d)

The Board of Directors may, until the expiration of 10 Business Days following the occurrence of a Flip-in Event, determine, upon prior written notice delivered to the Rights Agent, to waive the application of Section 3.1 to any particular Flip-in Event.

 (e)

The Board of Directors may, prior to the Close of Business on the tenth day following the Stock Acquisition Date, determine, upon prior written notice delivered to the Rights Agent, to waive or to agree to waive the application of Section 3.1 to that Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares and Convertible Securities (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 30 days of the date on which such contractual arrangement is entered into) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) it is no longer an Acquiring Person. In the event of such a waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(f)

The Board of Directors may waive or to agree to waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1 (f) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares so that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.2

Rights upon Exercise or Conversion of Convertible Securities

For the sake of certainty, it is agreed that, upon the issue of a Voting Share upon the exercise or conversion of a Convertible Security, the Right in respect of the Voting Share issuable upon the exercise or conversion of the Convertible Security shall be deemed to be exchanged for a Right in respect of the Voting Share so issued.

5.3

Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

5.4

Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5

Supplements and Amendments

(a)

Subject to Subsections 5.5(b) and (c), the Corporation may from time to time, without the approval of any holders of Rights, Voting Shares or Convertible Securities, amend, vary or delete any of the provisions of this Agreement and the Rights in order to:

(i)

Make such changes as the Board of Directors, acting in good faith, may determine are necessary or desirable, provided that no such amendment, variation or deletion made on or after the Stock Acquisition Date shall materially adversely affect the interests of the holders of Rights generally and provided further that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto;

(ii)

cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any of the other provisions herein or otherwise defective; or

(iii)

increase or decrease the Exercise Price.

(b)

Any amendment, variation or deletion made by the Board of Directors pursuant to Clause 5.5(a)(i) in connection with the definitions of “Acquiring Person”, “Expiration Time”, “Flip-in Event” or “Permitted Bid” shall:

(i)

if made prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

An amendment, variation or deletion shall be effective from the date of the resolution of the Board of Directors adopting such amendment, variation or deletion until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, variation or deletion is confirmed, it continues in effect in the form so confirmed.  If such amendment, variation or deletion is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

 (c)

The Corporation may, with the consent of the holders of Rights, at any time on or after the Stock Acquisition Date, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. The consent of the holders of the Rights shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s By-laws and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Corporation.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s By-laws and the Business Corporations Act (British Columbia) with respect to meetings of shareholders of the Corporation.

5.6

Fractional Rights and Fractional Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Value of a whole Right in lieu of such fractional Rights.

(b)

The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Value of one Common Share.

5.7

Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s entitlement to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.8

Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to generally vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.9 hereof), or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.9

Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Corporation.

5.10

Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by facsimile transmission addressed (until another address is filed in writing with the Rights Agent) as follows:

Forbes Medi-Tech Inc.
200 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T8
Telephone:

(604) 689-5899
Facsimile:

(604) 689-7641

(b)

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by facsimile transmission addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia, V6C 3B9

Facsimile:

(604) 661-9401

Attention:

General Manager, Client Services

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

5.11

Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person, the securities of which are purchasable upon exercise of Rights, fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12

Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment to this Agreement, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to the prior approval, acceptance or consent of the Toronto Stock Exchange.

5.13

Other Jurisdictions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a resident fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the fiduciary or to the fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.14

Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.15

Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.16

Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.17

Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.18

Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.19

Effective Date

Notwithstanding its amendment and restatement as of the date hereof, this Agreement (subject to receipt of the approval of Independent Shareholders as set forth below) is effective from the Record Time and replaces and supersedes the Shareholder Rights Plan Agreement made as of February 9, 1998 as amended and restated as of April 28, 2003  (the “Prior Plan”). If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of the continued existence of the Prior Plan, as amended and restated herein, at a meeting of shareholders to be held no later than the date the 2008 annual meeting of the shareholders terminates, then the Prior Plan and this Agreement and all outstanding Rights shall terminate and be of no further force and effect from that date which is the earlier of (a) the date of termination of the meeting called to consider the continued existence of the Prior Plan, as amended and restated herein, under this Section 5.19, and (b) the date of termination of the 2008 annual meeting of shareholders of the Corporation.

5.20

Time of the Essence

Time shall be of the essence hereof.

5.21

Shareholder Review

At the 2008 annual meeting of shareholders of the Corporation, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution to the Independent Shareholders for their consideration and, if thought fit, approval, ratifying the continued existence of the Rights Plan. If a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of the Rights Plan, then the Board of Directors shall, immediately upon the confirmation by the Chairman of such shareholders’ meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.22

Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement in accordance with the terms hereof and to exercise all rights and powers specifically granted hereunder to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement, in accordance with the terms hereof). All such actions, calculations and determinations (including, for purposes of Clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith, shall (x) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties and (y) not subject the Board of Directors to any liability to the holders of the Rights or any other parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FORBES MEDI-TECH INC. Per: “Charles A. Butt” Authorized Signatory	COMPUTERSHARE INVESTOR SERVICES INC. Per: “Jenny Karim” Authorized Signatory Per: “Loretta Pataki” Authorized Signatory

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No.______________ Rights

THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN ACQUIRING PERSON OR AN AFFILIATE OR AN ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT MADE AS OF APRIL 22, 2008, AMENDING AND RESTATING THE SHAREHOLDER RIGHTS PLAN AGREEMENT MADE AS OF FEBRUARY 9, 1998 AND AS AMENDED AND RESTATED AS OF APRIL 28, 2003) OR A PERSON WHO WAS ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON. THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY ARE VOID OR SHALL BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT.

Rights Certificate

This certifies that _____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of February 9, 1998 and amended and restated as of April 28, 2003 and as further amended and restated as of April 22, 2008, as the same may be further amended, restated, varied or replaced from time to time, (the “Rights Agreement”) between Forbes Medi-Tech Inc., a corporation continued under the laws of Canada (the “Corporation”), and Computershare Investor Services Inc., a company incorporated under the laws of Canada, as Rights Agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its offices in Vancouver. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $40.00 per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Corporation other than Common Shares, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the head office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in the City of Vancouver, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, or (ii) may be exchanged, at the option of the Corporation, for cash, debt or equity securities or other assets (or a combination thereof).

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: _________________________

FORBES MEDI-TECH INC.

Per:

______________________________
Authorized Signatory

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

Per:

______________________________
Authorized Signatory

Per:

_______________________________
Authorized Signatory

EXHIBIT 1
FORM OF ELECTION TO EXERCISE

TO:

FORBES MEDI-TECH INC.

The undersigned hereby irrevocably elects to exercise________________________ whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

Name	Address

Social Insurance No. (or other taxpayer) dentification number	City and Province

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name	Date

Address

City and Province	Signature

Social Insurance No. (or other taxpayer) dentification number	Signature Guaranteed

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed if true)

The undersigned represents, for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the best of the knowledge of the undersigned, never have been, Beneficially Owned by an Acquiring Person or an Affiliate or

Associate thereof or a person “acting jointly or in concert” with an Acquiring Person or an Affiliate or Associate thereof.  Capitalized terms and “acting jointly or in concert” have the meanings set out in the Rights Agreement.

Date	Signature

(to be attached to each Rights Certificate)

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof.  No Rights Certificate shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

EXHIBIT 2
FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date

Signature

Signature Guaranteed

Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company or a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

Signature

NOTICE

If the certification set forth above is not completed, the Company shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof.  The Company shall not issue Rights Certificate in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof or by a Person acting jointly or in concert with an Acquiring person or an Affiliate or Associate thereof.